EXHIBIT 19
Business & Personal Conduct
Insider Trading Policy

Geographic Coverage	Global
Document Owner	EVP, General Counsel
Last Reviewed	October 2024

1.General

Policy Philosophy & Purpose

Generally, there are laws in each jurisdiction in which Gartner, Inc. (“Gartner” or the “Company”) conducts its business that prohibit trading in the securities of a company on the basis of “inside” information about that company or its securities and providing such “inside” information to other persons who may trade on the basis of that information.  Anyone violating these laws is subject to personal liability, could face criminal penalties and could subject the Company to liability as well. Gartner takes seriously our obligation, and that of our associates, to prevent insider trading violations.  In light of the severity of the possible penalties, both to you individually and to us as a company, we have established this Insider Trading Policy (the “Policy”) to assist all of us in complying with our obligations. Any violation of this or any other Company policy could subject you to disciplinary action, up to and including termination of employment.

Scope & Applicability

This Policy applies to all Gartner employees, wherever located (see Section 5(c)), and is not intended to replace your responsibility to understand and comply with the applicable laws and regulations on insider trading where you work or do business. In addition, our consultants and other persons associated with us and our subsidiaries, including distributors, sales agents and joint venture partners are prohibited from trading in Company securities if they are aware of Material Non-Public Information (as defined below) about the Company or its securities.  If you have specific questions regarding this policy or the applicable law in your region, contact our Compliance Officer (see Section 7).

Additionally, you should review our Regulation Fair Disclosure Policy, which is posted on Gartner At Work, for additional information concerning legal restrictions on the disclosure of information about Gartner.

2.Policy

Subject to the exceptions set forth in this Policy:

•No Insider may buy, sell, gift or otherwise trade our securities at any time when they have Material Non-Public Information relating to us (see Section 5(d) and (e)), even if Gartner is not otherwise in a “Blackout Period” or special “Blackout Period” (if applicable).

•No Insider may buy, sell, gift or otherwise trade securities of another company which we follow in the ordinary course of our business, any of our customers, vendors or suppliers and any other company with which we do business or are negotiating a major transaction (“Business Partners”), at any time when the Insider has Material Non-Public Information about that company or that company’s securities and that information has been obtained by the Insider in the course of performing services on our behalf.

•No Insider may disclose (“tip”) Material Non-Public Information about Gartner or its securities or Business Partners or their securities to any other person (including family members), and no Insider may make recommendations or express opinions on the basis of such Material Non-Public Information with regard to trading in securities of any such company to which such information relates. This Policy does not restrict legitimate business communications to Company Personnel who require the information in order to perform their business duties.

•No Insider (other than the CEO, CFO and Head of Investor Relations, or their designee(s)) who receives or has access to our Material Non-Public Information about Gartner or its securities may comment on our stock price movement or rumors concerning our corporate developments that are of possible significance to the investing public.

•If you comment on Gartner or Business Partner’s stock price movement or rumors, or disclose related Material Non-Public Information to a third party, you must immediately contact the Compliance Officer or Head of Investor Relations to avoid legal consequences.

•No Insider may buy, sell, gift or otherwise trade our securities during any of the four “Blackout Periods” that occur each fiscal year (see Section 5(a)) or during any applicable “Special Blackouts” which may be imposed from time to time and the Insider is so notified and advised (see Section 4(c)).

•Any Insider subject to “pre-clearance” (see Section 4) may not buy, sell, gift or otherwise trade our securities during any of the four “Extended Blackout Periods” that occur each fiscal year (see Section 5(b)).

•No Insider may buy, sell, gift or otherwise trade our securities at any time after termination of service to Gartner if the Insider is in possession of Material Non-Public Information obtained about Gartner in the course of his or her association with Gartner, until that information has become public or is no longer material.

•If your last day of employment or service falls in a Blackout Period (or Extended Blackout Period), you may not buy, gift, sell or otherwise trade our securities until the end of that Blackout Period (or Extended Blackout Period), even though you have left the employ of the Company.

From time to time, Gartner may engage in transactions in its own securities. It is Gartner’s policy to comply with all applicable federal and state securities laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in its securities (subject to transactions under equity-based compensation plans being in accordance with terms of plans and award agreements).

3.Certain Exceptions

An exception to the trading restrictions described in this Policy is available for transactions entered into pursuant to a binding, written contract, instruction or plan (a “Plan”) to purchase or sell securities that complies with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Any such Plan may only be adopted or modified during an open trading window and while the individual is not in possession of Material Non-Public Information about Gartner or its securities. Our Compliance Officer must pre-approve any Plan prior to its execution.  Individuals are discouraged from modifying, suspending and/or terminating Plans once adopted, as this may result in loss of the protections offered by the Plan.  A final executed copy of such Plan must be provided to our Compliance Officer. Please contact our Compliance Officer for any questions regarding Plans, or if you are considering any similar plan or trading arrangement, as 10b5-1 rules are complex.

PLEASE NOTE THAT GARTNER CANNOT AND DOES NOT GUARANTEE AND MAKES NO REPRESENTATION THAT CONTRACTS, INSTRUCTIONS OR PLANS INTENDED OR DESIGNED TO TAKE ADVANTAGE OF RULE 10b5-1 OF THE 1934 ACT WILL PREVENT CIVIL OR CRIMINAL LIABILITY UNDER STATE OR FEDERAL INSIDER TRADING LAWS.  RULE 10b5-1 PURPORTS TO PROTECT INSIDERS FROM FEDERAL INSIDER TRADING LIABILITY WHEN PURCHASES AND SALES ARE MADE PURSUANT TO PLANS THAT COMPLY WITH SUCH RULE. SOME STATES AND OTHER JURISDICTIONS DO NOT PROVIDE SUCH PROTECTION, EVEN THOUGH THE PROTECTION MAY BE AVAILABLE ON THE UNITED STATES FEDERAL LEVEL, PERSONS ELECTING TO PURCHASE OR SELL SECURITIES PURSUANT TO THESE PLANS DO SO AT THEIR OWN RISK.

In addition, unless clearly specified otherwise, the general prohibitions set forth in this Policy do not apply to:

•The exercise of stock options or stock appreciation rights (“SARs”) (with no related sale on the market) and the release of shares upon vesting of restricted stock and/or settlement of restricted stock units granted under Gartner’s equity compensation plan(s) (but not the sale of any resultant shares), since we are the other party to the transaction and, in the case of options and SARs, the price does not vary with the market but is fixed by the terms of the option agreement or stock appreciation right agreement.

•Withholding of shares upon settlement of restricted stock units or vesting of restricted stock or exercise of options or SARs, in each case without any sale on the market (for reasons described above).

•The purchase of stock through our Employee Stock Purchase Plan (“ESPP”) (but not the sale of any such shares), since we are the other party to the transaction and the shares are purchased as specified in the plan regardless of the stock price. However, while in possession of Material, Non-Public Information relating to us or being subject to a Special Blackout described in Section 4(c), Insiders may not elect to enroll in the ESPP or make any changes in pre-existing elections under the ESPP.

4.Pre-Clearance of Trades / Suspension of Trading/Disclosure

a)Insiders Requiring Pre-Clearance. Subject to the exceptions specified above, certain Insiders must contact our Compliance Officer to obtain “pre-clearance” at any time prior to buying, selling, gifting or otherwise trading our securities (even if the window is open).  Individuals subject to this pre-clearance requirement are the individuals listed below as well as their Family Members and Controlled Entities:

i.Section 16 Individuals. All members of our Board of Directors and our executive officers, as determined by the Board of Directors in accordance with Section 16 under the 1934 Act, are our Section 16 Individuals.  We will inform each person who is designated as a “Section 16 Individual”, and provide them with additional information concerning their obligations under Section 16 of the 1934 Act. This information is summarized in Section 8 below.
ii.Other Restricted Persons. Other persons who are designated by the Compliance Officer as being subject to the pre-clearance requirements (“Other Insiders”).

b)Duration of Pre-Clearance: Unless advised otherwise, pre-clearance of any transaction is valid for one week. If a transaction is not completed within that timeframe, pre-clearance must be obtained again in accordance with this Policy.

c)Suspension of Trading (“Special Blackouts”). From time-to-time, we may recommend that Directors, officers, selected associates and others suspend trading in our securities because of developments that have not yet been disclosed to the public (so-called “Special Blackouts”).  The persons involved may be asked to sign a project non-disclosure agreement. All those affected should not trade in our securities while the suspension is in effect.

d)Disclosure.  Insiders should not disclose to others that we have denied their pre-clearance request, that they have signed a project non-disclosure agreement or that we have suspended trading for them or for certain other individuals. These facts in and of themselves may constitute Material Non-Public Information relating to Gartner or other Business Partners.

5.Definitions

a)Black-Out Periods. The four Blackout Periods begin when the New York Stock Exchange (“NYSE”) closes on March 31st, June 30th, September 30th and December 31st of each year (or the immediately preceding trading day), and end one full trading day on the NYSE after we announce our earnings results for the preceding fiscal period. If the last day of the month falls on a weekend or a NYSE holiday, the Blackout Period will start when the NYSE closes on the last trading day prior to the weekend or NYSE holiday. The Blackout Period, and the Extended Black-Out Period – see below, are noted on Inside Gartner.

Assuming the NYSE is open each day, below is an example of when you can trade:

Announcement on                    First Day You Can Trade
Tuesday, Before Market Opens            Wednesday
Tuesday, While Market is Open             Thursday
Tuesday, After Market Closes             Thursday
Thursday, Before Market Opens             Friday
Thursday, While Market is Open             Monday
Thursday, After Market Closes             Monday

b)Extended Black-Out Periods. The four Extended Blackout Periods begin when the NYSE closes on March 15th, June 15th, September 15th and December 15th of each year (or the immediately preceding trading day), and end one full trading day on the NYSE after we announce our earnings results for the preceding fiscal period. If the 15th of the month falls on a weekend or NYSE holiday, the Extended Blackout Period will start when the NYSE closes on the last trading day prior to the weekend or NYSE holiday.

c)Insiders. Gartner “Insiders” are (i) members of our Board of Directors, our executive officers and our employees, wherever located (“Company Personnel”); (ii) immediate family members (spouse and children) and other household members of Company Personnel (“Family Members”) and (iii) other persons or entities whose investment decisions are managed or controlled by those listed in clauses (i) and (ii) (“Controlled Entities”).

d)Material Information. Information is deemed to be material if there is a reasonable likelihood that it would be considered important to an investor in making a decision regarding the purchase or sale of securities. While it is not possible to define all categories of material information, there are various categories of information that are particularly sensitive and, as a general rule, should generally be considered material.  Examples of such information include:
•Unannounced financial results
•Projections of future earnings or losses
•News of a pending or proposed merger
•Major acquisitions / divestitures
•Impending bankruptcy or financial liquidity problems
•Gain or loss of a substantial customer or supplier
•Major changes in dividend policy
•New product announcements of a significant nature
•Significant pricing changes
•Stock splits
•New significant equity or debt offerings
•Significant litigation exposure due to actual or threatened litigation
•Major changes in senior management
•Significant cybersecurity risks and incidents, including vulnerabilities and breaches.

Either positive or negative information may be material.

e)Non-Public Information. Non-Public Information is information that has not been disclosed to the general public and is not available to the general public. Public disclosure is generally accomplished via press release over the wire and/or filings with the Securities and Exchange Commission (“SEC”), as well as posting on our website, or Regulation FD-compliant webcast.  For purposes of this Policy, Non-Public Information will be deemed to be public after one full trading day on the NYSE after the information is disclosed publicly.  See the examples above in Section 5(a) for assistance in determining when you can trade (assuming you are not otherwise in possession of Material Non-Public Information that would restrict you from trading under this Policy).

f)Securities. Securities include common stock, common stock equivalents, restricted stock units, preferred stock, options, stock appreciation rights, warrants, convertible debentures and derivative securities.

6.Potential Criminal and Civil Liability and/or Disciplinary Action

a)Individual Responsibility. Each person is individually responsible for complying with the securities laws applicable to their region and this Policy, regardless of whether we have prohibited trading by that person or any other Insiders. Trading in securities outside the Blackout Periods, Extended Blackout Periods or suspension periods should not be considered a “safe harbor”, although the safest period for trading in the Company's securities, assuming the absence of Material Non-Public Information related to such securities, is generally the first ten (10) trading days following the end of the Blackout Period. The Blackout Periods are particularly sensitive for transactions in the Company's stock for compliance with applicable securities laws and, as noted above, all trading (subject to exceptions specified in this Policy) is prohibited during these periods.  This is because officers, directors and certain other associates will, as any quarter progresses, be increasingly likely to possess Material Non-Public Information about the expected financial results for the quarter. In all cases, the responsibility for determining whether an Insider possesses Material Non-Public Information relating to Gartner securities or those of our Business Partners rests with the Insider, and pre-clearance of a transaction, if applicable, does not constitute legal advice and does not in any way insulate an Insider from liability under the securities laws.

The matters set forth in this policy are guidelines only, and appropriate judgment should be exercised in connection with all securities trading.  Also, these guidelines are not a substitute for any applicable laws and regulations which may apply in the jurisdictions where you work or do business. In addition, Insiders are expected to remain familiar with, and comply with, all applicable laws and regulations in their region.  If there are any inconsistencies between this Policy and the laws in the Insider’s region, then the local laws, to the extent they are more stringent than this Policy, will apply to the extent of the inconsistency.  Insiders should also be aware that criminal and civil penalties can vary from jurisdiction to jurisdiction and that, in some circumstances, laws of a particular country may apply to Insiders on an extraterritorial basis.

b)Potential Penalties.

i.Liability for Insider Trading. Insiders may be subject to significant financial penalties and imprisonment for trading in securities when they have

Material Non-Public Information relating to Gartner securities or those of their Business Partners.

ii.Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed (“tipped) Material Non-Public Information relating to Gartner securities or those of their Business Partners, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading.  Be aware that the SEC, the NYSE and other stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

iii.Possible Disciplinary Actions. Associates who violate this Policy, or any applicable laws and regulations, will be subject to disciplinary action, which may include ineligibility for future participation in our equity incentive plans or termination of employment.

7.Compliance Officer

a)Identity of Compliance Officer. Our Compliance Officer is our General Counsel, who may delegate some of his duties and responsibilities from time to time. Additionally, we may, in our sole discretion, change the Compliance Officer from time to time.

b)Duties of Compliance Officer. The duties of the Compliance Officer, or his or her designee, which may be executed on the advice of counsel, shall include, but not be limited to:
i.Notifying Section 16 Individuals of their obligations;

ii.Identifying Other Insiders and notifying them of their obligations;

iii.Pre-clearing Gartner securities transactions by Section 16 Individuals and Other Insiders in accordance with this Policy;

iv.Assisting Section 16 Individuals in the preparation and filing of Section 16 reports (Forms 3, 4 and/or 5);

v.Serving as the Company’s designated recipient of copies of reports filed with the SEC by Section 16 Individuals;

vi.Performing periodic cross-checks of available materials, which may include Forms 3, 4 and 5, Forms 144, Schedules 13D and G, officers' and directors' questionnaires, and reports received from our stock administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Material Non-Public Information about Gartner;

vii.Circulating this Policy (and/or a summary) to all new associates, directors, officers and Other Insiders;

viii.Assisting our Board of Directors in oversight of this Policy; and

ix.Assisting our Board of Directors and officers with compliance activities for Rule 144 sales of our stock, as necessary.

8.Additional Important Information

a)Short-Swing Transactions:  Section 16 Individuals must also comply with the reporting obligations and limitations on “short-swing” transactions set forth in the federal securities laws. The practical effect of these provisions is that Section 16 Individuals who both purchase and sell the Company's securities within a 6-month period must refund all profits from these transactions to the Company, whether or not they had knowledge of any Material Non-Public Information about the Company or its securities. Under these provisions, and so long as certain other criteria are met, the receipt of options, stock appreciation rights or restricted stock awards under the Company’s equity-based incentive plans, the exercise of any such option or stock appreciation right and the release of any such restricted stock award, the withholding of shares to satisfy a tax withholding obligation upon exercise or settlement, and the purchase of shares through the Employee Stock Purchase Plan are not subject to these restrictions; however, the sale of any such resultant shares is subject to this 6-month rule.

b) Short Sales:  Section 16 Individuals and other Insiders may never make a short sale of the Company's stock.  Short sales may signal to the market possible bad news about the Company or a general lack of confidence in the Company’s prospects, and an expectation that the value of the Company’s stock will decline.  In addition, short sales are effectively a bet against the Company’s success, and may reduce the seller’s incentive to improve the Company’s performance. Short sales may also create a suspicion that the seller is engaged in insider trading.

c)Derivative Securities and Hedging Transactions: Section 16 Individuals and other Insiders are prohibited from engaging in transactions in publicly-traded options, such as puts and calls and other derivative securities with respect to the Company’s securities. This prohibition does not apply to options or stock appreciation rights issued under the Company’s equity compensation plans. In addition, Section 16 Individuals and other Insiders are prohibited from engaging in any hedging or similar transaction designed to decrease the risks associated with holding Company stock.

Transactions in derivative securities may reflect a short-term and speculative interest in the Company’s securities and may create the appearance of impropriety, even where a transaction does not involve trading on inside information.  Trading in derivatives may also focus attention on short-term performance at the expense of the Company’s long-term objectives.  In addition, the application of securities laws to derivatives transactions can be complex, and persons engaging in derivatives transactions run an increased risk of violating securities laws.

d)Pledging Company Stock as Collateral for Loans:  Section 16 Individuals and other Insiders may not pledge Company securities as collateral for loans or other purposes.  If an Insider defaults on the loan, the lender may sell the pledged securities as collateral in a foreclosure sale.  The sale, even though not initiated at the Insider’s request, is still considered a sale for the Insider’s benefit and, if made at a time when the Insider is aware of Material Non-Public information about Gartner or its securities or otherwise is not permitted to trade in Company securities, may result in inadvertent insider trading violations, Section 16 violations, violations of this Policy and unfavorable publicity for the applicable Insider and the Company.

e)Holding Company Securities in Margin Accounts:  Similarly, Section 16 Individuals and other Insiders may not hold Company securities in margin accounts.  Under typical margin arrangements, if the Insider fails to meet a margin call, the broker may be entitled to sell securities held in the margin account without your consent.  The sale, even though not initiated at the Insider’s request, is still considered a sale for the Insider’s benefit and, if made at a time when the Insider is aware of Material Non-Public information about the Company or its securities or is otherwise not permitted to trade, may result in inadvertent insider trading violations, Section 16 violations, violations of this Policy and unfavorable publicity for the applicable Insider and the Company.

f)Placing Open Orders with Broker:  Except in accordance with an approved Plan, Insiders should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time.  Open orders may result in the execution of a trade at a time when the Insider is aware of Material Non-Public information about the Company or its securities or otherwise is not permitted to trade in Company securities, which may result in inadvertent insider trading violations, Section 16 violations, violations of this Policy and unfavorable publicity for the applicable Insider and the Company.  At the time an Insider places an order, the Insider should so inform any broker with whom the Insider places any open order about all applicable blackout periods, including Extended Black-Out Periods.